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Amy J. Tawney Telephone — (304) 347-1123 Facsimile — (304) 343-3058	January 26, 2007	E-Mail Address: atawney@bowlesrice.com

Sara D. Kalin, Esq. Branch Chief - Legal Division of Corporate Finance United States Securities and Exchange Commission 100 F Street, N. E. Washington, DC 20549-3561

Re:	Convention All Holdings Incorporated
Amendment No. 4 to Registration Statement on Form SB-2
Filed January 26, 2007

Registration Statement on Form SB-2
Filed August 21, 2006, File No. 333-136791

Dear Ms. Kalin:

On behalf of Convention All Holdings Incorporated (“CAH”), we hereby submit the following responses to your comment letter dated January 12, 2007:

General

1.  As disclosed in the registration statement on Form SB-2, International Machinery Movers, Inc. (“IMM”) made a total of three (3) loans to CAH in the aggregate amount of $67,210 to fund the fees associated with the filing and completion of CAH’s registration statement on Form SB-2. All of the loans are evidenced by promissory notes. The first two promissory notes are dated January 1, 2006, and the third promissory note is dated August 29, 2006.

The loans made by IMM to CAH resulted in several comments from the SEC that were set forth in the letter from Ms. Hanna Teshome to CAH dated November 3, 2006. Most of the comments dealt with the conversion of the promissory notes. In order to resolve the questions raised by the SEC, IMM agreed to convert the promissory notes to preferred stock of CAH and further agreed to convert the shares of preferred stock to common stock of CAH. IMM and CAH also agreed that IMM would terminate its funding of the fees associated with the filing and completion of CAH’s registration statement on Form SB-2 in order to cap the amount of loans provided to CAH and the number of shares that the loans would convert into. Accordingly, on November 9, 2006, IMM converted the loans in the aggregate amount of $67,210 into 336,050 shares of convertible preferred stock of CAH. The conversion ratio was one (1) share for every $0.20 of outstanding principal on the notes. On November 28, 2006, CAH converted its 336,050 shares of convertible preferred stock into 250,000 shares of common stock. CAH believed that the termination of funding from IMM and the conversion of the promissory notes of IMM into shares of stock of CAH would alleviate any confusion as to the number of common shares of CAH that IMM would eventually be entitled to.

Sara D. Kalin, Esq
January 26, 2007

The converted shares were included in Amendment No. 2 of the registration statement on Form SB-2 so that potential investors would know the number of shares held by IMM. CAH should not have included IMM as a “selling shareholder” and should not have included the shares held by IMM in the registration statement on Form SB-2 because IMM did not purchase such shares with a view for distribution. The shares of common stock of IMM have been deleted from the registration statement on Form SB-2 in Amendment No. 4 and language has been added to the registration statement clarifying that IMM’s shares are not being offered.

CAH is relying on the exemption under Section 4(2) of the Securities Act of 1933 for the issuance of the convertible promissory notes to IMM.

2. As discussed in our response above, CAH has deleted the shares of CAH held by IMM from the registration statement on Form SB-2 in Amendment No. 4.

Recent Sales of Unregistered Securities, page 49

3. CAH has revised the disclosure under the Section entitled “Recent Sales of Unregistered Securities” to include the information required by Item 701 of Regulation S-B with respect to the shares held by the selling stockholders and IMM.

CAH has enclosed two black-lined copies of Amendment No. 4 to Form SB-2 and two clean copies of Amendment No. 4 to Form SB-2 and a CD containing these documents to expedite your review.

Sara D. Kalin, Esq
January 26, 2007

If you have any questions, please feel free to contact me.

Very truly yours, /s/ Amy J. Tawney Amy J. Tawney

Encl.

AJT/jam
cc:	Frank Cassell